Mail Stop 0610   February 26, 2009

Mr. Jiayin Wang
President
China Health Resource, Inc.
343 Sui Zhou Zhong Road
Suining City, Sichuan Province
P.R. China

Re: China Health Resource, Inc.
       Preliminary information statement filed February 18, 2009
       File No. 000-50029

Dear Mr. Wang:

        We have reviewed your filing solely with respect to proposal number three and
have the following comments. Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3: Amendment and Restatement of the Certificate of Incorporation, page 15

1. The proposal refers to four specific amendments to your certificate of
   incorporation. Please unbundle the presentation to separately describe each
   individual proposed amendment, the purposes and effects for each change to the
   certificate of incorporation, and the positive and negative aspects of each
   proposed amendment.

2. Please disclose the compensation to be paid to the holders of Class B stock when
   the Class B stock is eliminated.

3. Please disclose whether Class B shareholders currently vote as a separate class or together with common shareholders.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions regarding these comments or any other matters.

Sincerely,

Jeffrey Riedler
Assistant Director